UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Elvira Ferraz 250, Sala 716, Vila

Olímpia, São Paulo - SP, 04552-040, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

TABLE OF CONTENTS

ITEM
1.	Press Release, dated November 27, 2018

Arco Platform Limited Reports Third Quarter 2018 Financial Results

Net Revenue Increases 69% Year-Over-Year to R$64.9 Million

São Paulo, Brazil, November 27, 2018 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the third quarter ended September 30, 2018.

“This year has been historical for us. We are pleased with the strong results we have achieved. Our recent IPO was a significant milestone for Arco. Now as a public company we are excited to share with you our solid growth and positive prospects for the future,” said Ari de Sá Neto, CEO and founder of ARCO.

“For 2019, we are on track to mark a record in number of new students and schools to adopt our platform, which demonstrates the quality of our solutions, the reputation and strength of our brands.”

“We will keep improving our platform, investing in the quality of our solutions, developing useful technology and adding new services to enhance the learning experience of our students. We believe this is the most effective way to positively impact our partner schools.”

“Our IPO was the culmination of a lot of hard work by many people. On behalf of myself and the entire management team, I want to thank our employees, our customers, and partners for their continued support in helping us reach this important milestone,” concluded Mr. de Sá Neto.

Nine Months 2018 Highlights

•	Net Revenue was R$260.0 million, an increase of 49% compared to the same period in 2017.

•	Net Loss was R$6.0 million compared to a Net Income of R$35.6 million in the same period of 2017.

•	Adjusted Net Income was R$69.2 million compared to R$52.2 million in the same period of 2017.

•	Adjusted EBITDA was R$95.9 million compared to R$70.4 million in the same period of 2017.

Third Quarter 2018 results

•	Net Revenue was R$64.9 million, an increase of 69% compared to R$38.4 million in the third quarter of 2017.

•	Net Loss was R$60.3 million compared to a Net loss of R$0.7 million in the third quarter of 2017.

•	Adjusted Net Income was R$6.1 million compared to R$7.3 million in the third quarter of 2017.

•	Adjusted EBITDA was R$10.8 million compared to R$9.1 million in the third quarter of 2017.

Revenue Recognition and Seasonality

As we report the third quarter 2018 results, it is important to highlight the revenue recognition and seasonality of our business.

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership had been transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of educational content could be estimated reliably, there was no continuing management involvement with the educational content and the amount of revenue could be measured reliably. Upon the adoption of IFRS 15, revenue is recognized when the performance obligation is satisfied. Arco recognizes revenue at the moment we deliver our content to our partner schools in printed format or via access to our digital platform.

We typically deliver our Core Curriculum content four times each year, in March, June, August and December and our Supplemental Solutions content twice each year in June and December, usually two to three months prior to the start of each school quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters. This causes revenue seasonality in our business, in which the third quarter revenue is the lowest point of the year.

A significant portion of our expenses is also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

Full Year 2019 (From October 2018 to September 2019) ACV Bookings guidance:

•	ACV Bookings is expected to be in the range of R$420 million to R$425 million.

•	We expect to recognize in the fourth quarter (4Q18) 25% to 27% of the ACV Bookings 2019.

Full Year 2018 guidance:

•	Net Revenue is expected to be in the range of R$365 million to R$375 million.

•	Adjusted EBITDA Margin is expected to be in the range of 35.0% to 37.0%.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Rule 424(b) prospectus. These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://arcoeducacao.gcs-web.com/.

Key Business Metrics

ACV Bookings: We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” by purposes of calculation ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Unlevered Free Cash Flow which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit for the year (or period) plus income taxes plus/minus finance result plus depreciation and amortization plus share of loss of equity-accounted investees plus share-based compensation plan.

We calculate Adjusted Net Income as profit for the year (or period) plus share-based compensation plan plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, and (v) non-compete agreement) less/plus changes in fair value of derivative instruments and contingent consideration (which refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs, and plus (iii) changes in fair value of contingent consideration— finance costs) plus share of loss of equity-accounted investees plus interest expenses and plus/minus changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, share-based compensation and amortization of intangible assets.

We calculate Unlevered Free Cash Flow as Operating Profit (EBIT) minus/plus a provision for income taxes (which is calculated as 34% of Operating Profit), plus depreciation and amortization, plus other non-cash charges impacting EBIT (which refers to inventories reserves; allowance for doubtful accounts; residual value of PP&E and intangible; change in fair value of step acquisition and provision of legal proceedings), minus Capital Expenditures, minus tax effects from IPO company (not having tax exemption), plus/minus changes in deferred taxes (which refers to the following temporary differences: share base compensation, amortization of intangible assets and other temporary differences - assets and liabilities) and plus/minus working capital.

We calculate Free Cash Flow as Net Cash Flows from Operating activities less acquisition of property and equipment less acquisition of intangible assets.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Unlevered Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Conference Call Information

Arco will discuss its third quarter 2018 results today, November 27, 2018, via a conference call at 4:30 p.m. Eastern Time. To access the call (ID 4538839), please dial: (866) 679-4032 or +1 (409) 217-8315. An audio replay of the call will be available through December 11, 2018 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 4538839. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs-web.com/.

Investor Relations Contact:

Arco Platform Limited

Vitor Hiraiwa

IR@arcoeducacao.com.br

Arco Platform Limited

Condensed Consolidated Statements of Financial Position

(Unaudited)

	September 30,	December 31,
(in thousands)	2018	2017
Assets	R$	R$
Current assets
Cash and cash equivalents	849,455	834
Financial investments	54,339	83,009
Trade receivables	57,046	94,936
Inventories	21,482	18,820
Taxes recoverable	11,171	5,112
Other assets	9,679	7,329
Total current assets	1,003,172	210,040
Non current assets
Financial instruments from acquisition of interests	15,629	12,511
Deferred income tax	53,548	5,860
Taxes recoverable	3,080	3,288
Financial investments	347	199
Other assets	1,667	1,295
Investments and interests in other entities	12,105	12,654
Property and equipment	11,245	9,079
Intangible assets	173,215	175,483
Total non current assets	270,836	220,369

Total assets	1,274,008	430,409

Liabilities
Current liabilities
Trade payables	18,203	3,918
Labor and social obligations	14,048	8,719
Taxes and contributions payable	4,582	1,079
Income taxes payable	20,943	17,375
Dividends payable	-	2,734
Advances from customers	3,969	5,898
Financial instruments from acquisition of interests	51	1,784
Accounts payable to selling shareholders	923	14,936
Other liabilities	177	5,454
Total current liabilities	62,896	61,897
Non current liabilities
Financial instruments from acquisition of interests	11,802	11,853
Provision for legal proceedings	141	-
Deferred income tax	1,855	80
Accounts payable to selling shareholders	49,586	43,067
Total non current liabilities	63,384	55,000

Equity
Share capital	10	30,389
Capital reserve	1,090,616	-
Earnings reserves	-	198,301
Share-based compensation reserve	67,212	5,218
Accumulated losses	(9,868)	-
Equity attributable to equity holders of the parent	1,147,970	233,908
Non-controlling interests	(242)	79,604
Total equity	1,147,728	313,512

Total liabilities and equity	1,274,008	430,409

Arco Platform Limited

Condensed Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share data)	2018	2017	2018	2017
	R$	R$	R$	R$
Net revenue	64,902	38,415	259,972	174,510
Cost of sales	(14,126)	(6,086)	(56,828)	(40,445)
Gross profit	50,776	32,329	203,144	134,065
Operating expenses:
Selling expenses	(29,683)	(16,419)	(78,069)	(45,566)
General and administrative expenses	(77,016)	(11,237)	(107,744)	(30,940)
Other income, net	2,342	502	4,514	1,728
Operating profit (loss)	(53,581)	5,175	21,845	59,287
Finance income	6,492	4,381	13,783	12,291
Finance costs	(8,241)	(8,956)	(16,006)	(16,884)
Finance result	(1,749)	(4,575)	(2,223)	(4,593)
Share of loss of equity-accounted investees	(255)	(114)	(549)	(669)

Profit (loss) before income taxes	(55,585)	486	19,073	54,025
Income taxes - income (expense)
Current	(2,370)	(4,596)	(23,249)	(22,723)
Deferred	(2,379)	3,446	(1,851)	4,283
Total income taxes	(4,749)	(1,150)	(25,100)	(18,440)
Profit (loss) for the period	(60,334)	(664)	(6,027)	35,585
Equity holders of the parent	(60,243)	179	(5,561)	29,487
Non-controlling interests	(91)	(843)	(466)	6,098

Profit (loss) per share:
Basic	(1.20)	0.00	(0.11)	0.59
Diluted	(1.20)	0.00	(0.11)	0.59

Weighted-average shares used to compute net income (loss) per share:
Basic	50,261	50,261	50,261	50,261
Diluted	50,261	51,220	50,261	50,261

Arco Platform Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2018	2017	2018	2017
Operating activities	R$	R$	R$	R$
Profit (loss) before income taxes for the period	(55,585)	486	19,073	54,025
Adjustments to reconcile profit (loss) before income taxes
Depreciation and amortization	4,957	3,379	13,859	9,871
Inventory reserves	(865)	234	2,377	1,639
Allowance for doubtful accounts	2,576	1,267	5,713	3,031
Residual value of property and equipment and intangible assets disposed	-	-	138	514
Financial instruments from acquisition of interests	(928)	4,792	(2,902)	4,305
Share of loss of equity-accounted investees	255	114	549	669
Changes in fair value of step acquisitions	-	-	-	(1,184)
Share-based compensation plan	59,472	553	60,159	1,232
Accrued interest	2,274	3,109	6,326	8,591
Provision for legal proceedings	65	-	141	-
	12,221	13,934	105,433	82,693
Changes in assets and liabilities
Trade receivables	23,333	13,431	26,420	26,678
Inventories	(4,092)	(6,608)	(5,039)	(2,099)
Taxes recoverable	1,172	(1,493)	(18)	(2,137)
Other assets	5,833	(835)	(2,723)	(1,918)
Trade payables	3,262	1,011	4,836	(369)
Labor and social obligations	1,572	1,275	5,329	3,907
Taxes and contributions payable	(201)	(10)	438	6
Advances from customers	(9,574)	(2,901)	(1,929)	369
Other liabilities	(4,253)	3,487	(5,164)	(860)
Cash generated from operations	29,273	21,291	127,583	106,270

Income taxes paid	(4,434)	(3,280)	(25,465)	(13,033)
Net cash flows from operating activities	24,839	18,011	102,118	93,237

Investing activities
Acquisition of property and equipment	(1,889)	(1,062)	(4,047)	(3,895)
Payment of investments and interests in other entities	(2,000)	-	(2,000)	(12,200)
Acquisition of subsidiaries, net of cash acquired	-	(29,036)	(13,820)	(28,347)
Acquisition of intangible assets	(4,937)	(2,786)	(9,848)	(4,610)
Financial investments	(4,948)	13,659	28,522	(46,575)
Other	-	-	-	(300)
Net cash flows used in investing activities	(13,774)	(19,225)	(1,193)	(95,927)

Financing activities
Capital increase	3,091	86,148	3,091	86,148
Proceeds from initial public offering	895,182	-	895,182	-
Share issuance costs	(65,577)	-	(65,577)	-
Dividends paid	50	(75,053)	(85,000)	(75,053)
Net cash flows from financing activities	832,746	11,095	747,696	11,095

Increase (decrease) in cash and cash equivalents	843,811	9,881	848,621	8,405
Cash and cash equivalents at the beginning of the period	5,644	2,897	834	4,373
Cash and cash equivalents at the end of the period	849,455	12,778	849,455	12,778
Increase (decrease) in cash and cash equivalents	843,811	9,881	848,621	8,405

Arco Platform Limited

Reconciliation of Non-GAAP Measures

(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Adjusted EBITDA Reconciliation	R$	R$	R$	R$
Profit (loss) for the period	(60,334)	(664)	(6,027)	35,585
(+) Income taxes	4,749	1,150	25,100	18,440
(+/-) Finance result	1,749	4,575	2,223	4,593
(+) Depreciation and amortization	4,957	3,379	13,859	9,871
(+) Share of loss of equity-accounted investees	255	114	549	669
EBITDA	(48,624)	8,554	35,704	69,158
(+) Share-based compensation plan	59,472	553	60,159	1,232
Adjusted EBITDA	10,848	9,107	95,863	70,390

Net Revenue	64,902	38,415	259,972	174,510
Adjusted EBITDA Margin	16.7%	23.7%	36.9%	40.3%

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Adjusted Net Income Reconciliation	R$	R$	R$	R$
Profit (loss) for the year	(60,334)	(664)	(6,027)	35,585
(+) Share-based compensation plan	59,472	553	60,159	1,232
(+) Amortization of intangible assets from business combinations	2,977	2,286	8,808	6,631
(+/-) Changes in fair value of derivative instruments and contingent consideration	(928)	4,792	(2,902)	4,305
(+) Share of loss of equity-accounted investees	255	114	549	669
(+/-) Tax effects	2,104	(2,960)	1,272	(4,868)
(+/-) Foreign exchange on cash and cash equivalents	-	-	-	-
(+) Interest expenses	2,538	3,159	7,362	8,649
Adjusted net income	6,084	7,280	69,221	52,203

Net Revenue	64,902	38,415	259,972	174,510
Adjusted Net Income Margin	9.4%	19.0%	26.6%	29.9%

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Unlevered Free Cash Flow	R$	R$	R$	R$
EBIT	(53,581)	5,175	21,845	59,287
Provision for taxes (34%)	18,218	(1,760)	(7,427)	(20,158)
Unlevered Net Income	(35,363)	3,416	14,418	39,129
(+) Share-based compensation plan	59,472	553	60,159	1,232
(+) Depreciation and amortization	4,957	3,379	13,859	9,871
(+) Other non-cash charges impacting EBIT	1,776	1,501	8,369	4,000
(-) Capital expenditures	(6,826)	(3,848)	(13,895)	(8,505)
(-) Tax effects from IPO company	(22,532)	-	(22,532)	-
(+/-) Changes in deferred taxes	1,446	(723)	2,099	(187)
(+/-) Changes in working capital	17,052	7,357	22,150	23,573
Unlevered Free Cash Flow	19,982	11,635	84,627	69,113

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Free Cash Flow Reconciliation	R$	R$	R$	R$
Cash Flow from Operating Activities	24,839	18,011	102,118	93,237
(+) Acquisition of property and equipment	(1,889)	(1,062)	(4,047)	(3,895)
(+) Acquisition of intangible assets	(4,937)	(2,786)	(9,848)	(4,610)
Free Cash Flow	18,013	14,163	88,223	84,732

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: November 28, 2018